

Mail Stop 4720

January 8, 2018

Xi Wen
Chairman, President and Secretary
Senmiao Technology Limited
16F, Shihao Square, Middle Jiannan Blvd.
High-Tech Zone, Chengdu
Sichuan, People's Republic of China 610000

> **Re: Senmiao Technology Limited**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 29, 2017**
> **File No. 333-221225**

Dear Mr. Wen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please advise and revise as appropriate to clarify the potential applicability, impact and risks to your business related to the new regulations in Circular 141.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Overview, page 55

2. Please refer to comment 2. We note the revised disclosures of average transactions fees provided separately for borrowers and Credit Partners for each period presented in your filing. Please explain how these average transaction fees were determined as we are unable to recalculate these amounts based upon disclosed revenues and volumes of loans facilitated

on your platform for each of these periods. If you are using revenue and volumes that are different than the amounts disclosed in your filing, please tell us why.

3. Revise the table on page 56 to add three additional rows: transaction fees from borrowers, transaction fees from Creditor Partners and service fees from investors. In addition, add narrative below the table and explain why the fees do not reconcile to the range of fees for those transactions/services.

Results of Operations for the Three Months Ended September 30, 2017 Compared to the Three Months Ended September 30, 2016

Three Months Ended September 30, 2017, page 61

4. We note your disclosure that you charge borrowers and Credit Partners higher transaction fees for loans with longer terms. We also note your disclosure that you expect the average transaction fee percentage to decrease beginning the first quarter of fiscal 2018 as you will focus on offering and promoting loan products with terms of 12 to 36 months, for which you generally charge lower transaction fees as compared with shorter-term loans. Please revise your disclosure to clarify if higher or lower transaction fees are charged for longer term loans and ensure your disclosure is consistent throughout the filing.

Liquidity and Capital Resources, page 67

5. We note your disclosure that to date, you have financed your operations primarily through shareholder capital contributions, shareholder loans, and cash flow from operations. Additionally, we note that with the proceeds from your proposed offering and anticipated cash flows from operating activities you believe that your cash position is sufficient to meet your liquidity needs for at least the next 12 months. Please tell us in detail how you evaluated whether there were conditions and events, considered in the aggregate, that raise substantial doubt about your ability to continue as a going concern consistent with the guidance in ASC 205-40-50. Please revise your filing to provide the information required by ASC 205-40-50-12 through 50-14, as necessary.

Note 1. Organization and Principal Activities

VIE Agreements with Sichuan Senmiao, page F-8

6. Please refer to comment 3. Please remove the disclosure that states that the assets and liabilities of the VIE are presented parenthetically on the face of the consolidated balance sheets.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz, Staff Accountant, at 202-551-3484 or Michael Volley, Staff Accountant, at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Richard I. Anslow, Esq.